Exhibit 99.1

Brooge Energy Issues 2020 Letter to Shareholders

Phase II launch to now commence during H1 2021 as COVID-19 restrictions cause supply chain disruptions, impacting the final construction stage

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Lina Saheb and Bryant Edwards Appointed to the Board of Directors

NEW YORK, December 21, 2020 – Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”) through its wholly-owned subsidiaries Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), today issued a letter to shareholders from its CEO, Nicolaas L. Paardenkooper.

Dear Shareholders,

2020 has been the most significant year of our operating history, and a year of many ‘firsts’ for Brooge Energy as we continue to grow our position as a leading oil storage provider in the Port of Fujairah, UAE. 2020 was our first full year as a public company, following our listing on the NASDAQ in December 2019. It was also the first year during which we secured several new contracts in Phase I at a higher rate than previous contracts which will generate higher margins from fixed storage fees. More recently, in the fourth quarter, we successfully raised $200 million in a bond issuance to clean our Phase I loans, establish a broader investors base and fund the build out of our Phase II facility.

It was also the year we achieved significant milestones with our Phase III development plans by finalizing the Front End Engineering Designs and commencing pre-construction work, including the Soil Investigation and Environmental Impact Assessment (“EIA”) report.

While we are pleased to hit these milestones and proud of our progress this year, we have also faced headwinds resulting from the COVID-19 pandemic. When the situation started to unfold earlier in the year, we demonstrated our operational resilience as Phase I continued to operate unimpeded by COVID-19 restrictions. This was largely achieved due to the advanced-technology and automated features that we invested in when building out the terminals, which allowed us to operate at full capacity despite the reduced workforce. We also continued with the build out of our Phase II storage facility, which is being built to the same award-winning specifications as our Phase I facility. The Phase II facility will expand our storage capabilities to include crude oil, as well as adding more capacity for fuel oil and clean products. While for most of the year Phase II’s construction was not significantly impacted by the virus, we received a confirmation that with the second wave of the pandemic our contractors have experienced supply chain disruptions that have delayed the arrival of manufacturing equipment and other parts necessary for the completion of the build out.

We are now working hard to have the construction of the storage facility completed by the end of Q1 2021 and for the facility to operate at, or near, full capacity by the end of Q2 2021. Phase II is fully contracted, and the signed agreements with customers are not impacted by the launch delay. While we are disappointed about the delay of Phase II’s launch, we are confident that our medium-term trajectory will enable us to generate significantly higher revenues as our capacity expands. After completion of Phase II, our storage capacity will be expanded by approximately 600,000 cbm, which equates to 3.8 million barrels. This increases the total capacity of the BPGIC Terminals to approximately one million cubic meters, or the equivalent of 6.3 million barrels. By this point, we will be the second largest non-captive storage operator in Fujairah.

We believe we have made strong progress throughout 2020, despite the numerous challenges. We are now positioned as a key independent storage provider in Fujairah, UAE, one of the largest global oil export hubs, with capacity to store clean petroleum products and fuel oil using some of the latest technology to maximize company performance and efficiency, while reducing operating costs. Through the development of our Phase II and Phase III facilities, we are also building capacity to store crude oil using similar technology.

As we approach 2021, we are excited about what the future has in store for us. There is a global shortage of oil storage space, and our terminals are in high demand by trading companies that require reliable storage facilities. For trading companies, our services are a necessary lynchpin in the oil supply chain that facilitate their ability to trade physical oil. By investing in the most advanced technology to create high speed terminals, we have positioned BPGIC to capture demand from this lucrative market. This strategy is enabling us to drive higher margins as we have novated some of BPGIC’s contracts, with a total geometric storage capacity of 233,074 cbm, to oil trading companies at a premium to previous contracts, as announced in our press releases dated December 7th and December 16th.

To support our growth strategy, we are strengthening our Board of Directors and are pleased to announce the appointment of two new Board members: Ms. Lina Saheb and Mr. Bryant Edwards. Ms. Saheb is the Chief Strategy Officer at Brooge and has over 13 years’ experience in business development roles. As the Chief Strategy Officer, she has been instrumental in spearheading the expansion and future growth of Brooge and plays a vital role in guiding our strategy, corporate development, alliances and partnerships. Bryant Edwards joins the Board as an Independent Director. Mr. Edwards is an accomplished professional with a 35 year legal career, including leading the Latham & Watkins’ expansion in Europe from 2000 to 2008, in the Middle East from 2008 to 2012, and in East Asia from 2012 to 2017. I am delighted to strengthen our Board with the appointment of these talented and experienced individuals who will provide invaluable strategic guidance using their unique skills and knowledge.

We are at an exciting stage of our evolution, and we value your confidence and support as we pursue our growth strategy. By following this course, we are confident that we will expand our revenues even further, and generate improved margins as we continue to establish Brooge as one of the region’s most prominent oil storage providers.

Sincerely,

Nicolaas L. Paardenkooper

Chief Executive Officer

About Brooge Energy Limited

Brooge Energy conducts all of its business and operations through its wholly-owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit at www.broogeenergy.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s, BPGIC III’s and Brooge Energy’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) Brooge Energy’s and its subsidiaries’ ability to obtain financing for Phase III on commercially reasonable terms; (3) Brooge Energy’s and its subsidiaries’ ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies, including the Soil Investigation and the Environmental Impact Assessment report for Phase III; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by Brooge Energy and its subsidiaries including throughput, blending, heating, and intertank transfers; (7) Brooge Energy’s and its subsidiaries’ ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com

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